UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                    DIGITAL LINK CORPORATION
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           253856 10 8
                         (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 12
             The Exhibit Index is located at page 11.



                         SCHEDULE 13G



CUSIP No. 253856 10  8                 Page 2 of 12 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VINITA GUPTA


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b) X


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


                 5   SOLE VOTING POWER
   NUMBER
     OF                     0

    SHARES       6   SHARED VOTING POWER
BENEFICIALLY         4,042,602 (BENEFICIAL OWNERSHIP OF
    OWNED            916,500 OF THESE SHARES IS DISCLAIMED)

     BY          7   SOLE DISPOSITIVE POWER
    EACH
  REPORTING                 0
   PERSON
                 8   SHARED DISPOSITIVE POWER
    WITH             4,042,602 (BENEFICIAL OWNERSHIP OF
                     916,500 OF THESE SHARES IS DISCLAIMED)

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,042,602* (BENEFICIAL OWNERSHIP OF 916,500 OF THESE
     SHARES IS DISCLAIMED)

    *7,915 SHARES ARE SUBJECT TO OPTIONS THAT ARE EXERCISABLE
     WITHIN 60 DAYS OF DECEMBER 31, 1996

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     43.9%

12   TYPE OF REPORTING PERSON*

     IN


Item 1.   Issuer's Name and Address of Principal Executive
          Offices:

         (a)  Digital Link Corporation
         (b)  217 Humboldt Court, Sunnyvale, California 94089

Item 2.   Information Concerning Person Filing:

         (a)  Vinita Gupta
         (b)  217 Humboldt Court, Sunnyvale, California 94089
         (c)  U.S.A.
         (d)  Common Stock
         (e)  253856 10 8

Item 3.   Status of Person Filing:

          Not applicable.

Item 4.   Ownership:

          (a)  4,042,602*
          (b)  43.9%
          (c)  (i)   Sole power to vote or to direct vote:  0 shares*
               (ii)  Shared power to vote or to direct vote:
                     4,042,602 shares*
               (iii) Sole power to dispose or to direct the
                     disposition:  0 shares*
               (iv)  Shared power to dispose or to direct the
                     disposition:  4,042,602 shares*

               *Beneficial ownership of all or some of these
                shares is disclaimed as set forth on Page 2 of this statement.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person:

          (a) As of December 31, 1996, 2,857,387 of these shares and 7,915 shares subject to options that are exercisable within 60 days of December 31, 1996 were beneficially owned by Vinita Gupta and her spouse, Narendra Gupta.
           (b) As of December 31, 1996, 862,500 of these shares were held in trust for the benefit of the filing person's children. The filing person, her spouse and a third party, Kalyan Dutta, are trustees of the trust.
           (c) As of December 31, 1996, an aggregate of
               54,000 of these shares were held in custodial accounts for the benefit of the filing person's two children
               (27,000 for each child).
           (d) As of December 31, 1996, 260,800 of these shares were held in trust for the benefit of filing person's living trust. The filing person and her spouse are settlors and trustees of the trust.

Item 7.   Identification and Classification of Subsidiary:

          Not applicable.

Item 8.   Identification and Classification of Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.  Certification:

          Not applicable.


                          SCHEDULE 13G



CUSIP No. 253856 10  8                   Page 5 of 12

     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NARENDRA K. GUPTA

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2    (a)

     (b) X

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                5   SOLE VOTING POWER
   NUMBER
     OF                       0

   SHARES       6   SHARED VOTING POWER
BENEFICIALLY        4,042,602 (BENEFICIAL OWNERSHIP OF
    OWNED           916,500 OF THESE SHARES IS DISCLAIMED)

     BY
                7   SOLE DISPOSITIVE POWER
    EACH
  REPORTING                   0

   PERSON       8   SHARED DISPOSITIVE POWER
    WITH            4,042,602 (BENEFICIAL OWNERSHIP OF
                    916,500 OF THESE SHARES IS DISCLAIMED)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,042,602* (BENEFICIAL OWNERSHIP OF 916,500 OF THESE
     SHARES IS DISCLAIMED)

     *7,915 SHARES ARE SUBJECT TO OPTIONS THAT ARE EXERCISABLE
     WITHIN 60 DAYS OF DECEMBER 31, 1996


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     43.9%


12   TYPE OF REPORTING PERSON*

     IN

Item 1.   Issuer's Name and Address of Principal Executive
          Offices:

          (a)  Digital Link Corporation
          (b)  217 Humboldt Court, Sunnyvale, California 94089

Item 2.   Information Concerning Person Filing:

          (a)  Narendra K. Gupta
          (b)  217 Humboldt Court, Sunnyvale, California 94089
          (c)  U.S.A.
          (d)  Common Stock
          (e)  253856 10 8

Item 3.   Status of Person Filing:

          Not applicable.

Item 4.   Ownership:

          (a)  4,042,602*
          (b)  43.9%
          (c)  (i)   Sole power to vote or to direct vote:  0 shares*
               (ii)  Shared power to vote or to direct vote:
                     4,042,602 shares*
               (iii) Sole power to dispose or to direct the
                     disposition:  0 shares*
               (iv)  Shared power to dispose or to direct the
                     disposition:  4,042,602 shares*

               *Beneficial ownership of all or some of these shares is disclaimed as set forth on Page 5 of this statement.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          (a) As of December 31, 1996, 2,857,387 of these shares and 7,915 shares subject to options that are exercisable within 60 days of December 31, 1996 were beneficially owned by Narendra K. Gupta and his spouse, Vinita Gupta.
           (b) As of December 31, 1996, 862,500 of these shares were held in trust for the benefit of the filing person's children. The filing person, his spouse and a third party, Kalyan Dutta, are trustees of the trust.
           (c) As of December 31, 1996, an aggregate of
               54,000 of these shares were held in custodial accounts for the benefit of the filing person's two children
              (27,000 for each child).
           (d) As of December 31, 1996, 260,800 of these shares were held in trust for the benefit of filing person's living trust. The filing person and his spouse are settlors and trustees of the trust.

Item 7.   Identification and Classification of Subsidiary:

          Not applicable.

Item 8.   Identification and Classification of Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.  Certification:

          Not applicable.



                          SCHEDULE 13G



CUSIP No.  253856 10  8                Page 8 of 12


      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GUPTA CHILDREN'S TRUST AGREEMENT


     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     (a)

     (b) X


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                5   SOLE VOTING POWER
   NUMBER
     OF               862,500 SHARES

   SHARES       6   SHARED VOTING POWER
BENEFICIALLY
    OWNED
     BY         7   SOLE DISPOSITIVE POWER
    EACH
  REPORTING           862,500 SHARES

   PERSON       8   SHARED DISPOSITIVE POWER
    WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     862,500 SHARES

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.4%

12   TYPE OF REPORTING PERSON*

     OO

Item 1.   Issuer's Name and Address of Principal Executive
          Offices:

          (a)  Digital Link Corporation
          (b)  217 Humboldt Court, Sunnyvale, California 94089

Item 2.   Information Concerning Person Filing:

          (a)  Gupta Children's Trust Agreement
          (b)  217 Humboldt Court, Sunnyvale, California 94089
          (c)  U.S.A.
          (d)  Common Stock
          (e)  253856 10 8

Item 3.   Status of Person Filing:

          Not applicable.

Item 4.   Ownership:

          (a)  862,500
          (b)  9.4%
          (c)  (i)   Sole power to vote or to direct vote:
                     862,500 shares
               (ii)  Shared power to vote or to direct vote: 0
               (iii) Sole power to dispose or to direct the
                     disposition:  862,500 shares
               (iv)  Shared power to dispose or to direct the
                     disposition:    0

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7.   Identification and Classification of Subsidiary:

          Not applicable.

Item 8.   Identification and Classification of Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.  Certification:

          Not applicable.



                           SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997



 /s/ Vinita Gupta
Signature

VINITA GUPTA
Name/Title



 /s/ Narendra K. Gupta
Signature

NARENDRA K. GUPTA
Name/Title



 /s/ Vinita Gupta
Signature

VINITA GUPTA, Trustee of the
Gupta Children's Trust Agreement
Name/Title



 /s/ Narendra K. Gupta
Signature

NARENDRA K. GUPTA, Trustee of the
Gupta Children's Trust Agreement
Name/Title


                         EXHIBIT INDEX



                                                 Sequentially
Exhibit             Document Description         Numbered Page

  A               Agreement of Joint Filing           12





                           EXHIBIT A

                   Agreement of Joint Filing

Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 13, 1997, containing the information required by Schedule 13G, for the shares of Common Stock of Digital Link Corporation which they each beneficially hold.

Dated:  February 13, 1997



 /s/ Vinita Gupta
Signature

VINITA GUPTA
Name/Title



 /s/ Narendra K. Gupta
Signature

NARENDRA K. GUPTA
Name/Title



 /s/ Vinita Gupta
Signature

VINITA GUPTA, Trustee of the
Gupta Children's Trust Agreement
Name/Title



 /s/ Narendra K. Gupta
Signature

NARENDRA K. GUPTA, Trustee of the
Gupta Children's Trust Agreement
Name/Title